December 14, 2022

VIA EDGAR

Office of Trade & Services

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attention: Aamira Chaudhry

Theresa Brilliant

Re: El Pollo Loco Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 29, 2021 Filed March 11, 2022

Form 8-K

Filed November 3, 2022

File No. 001-36556

Dear Ms. Chaudhry and Ms. Brilliant:

We have received your comment letter dated December 5, 2022 with respect to your review of our Form 10-K for the fiscal year ended December 29, 2021 and our Form 8-K furnished November 3, 2022. Our response to your comment letter is set forth below. For your convenience, we have restated in bold the comment included in your letter immediately prior to our response to the comment below.

Form 8-K filed November 3, 2022

Exhibit 99.1

1.

We note your presentation of "Pro forma net income". Please retitle this measure to reflect how it is calculated since the current presentation is not consistent with the pro forma concepts in Article 11 of Regulation S-X. Additionally, please provide the disclosures required by Items 10(e)(1)(i)(C) and 10(e)(1)(i)(D) of Regulation S-K.

Response:

In our future filings and other applicable presentations, including our upcoming earnings release to be furnished with our Form 8-K for the fourth quarter and year ending December 28, 2022, we will retitle all references to “pro forma net income” to “adjusted net income.” Additionally, we will update the presentation and disclosures included under “Key Financial Definitions” and “Non-GAAP Financial Measures” in our future earnings releases furnished on Form 8-K (and other applicable future filings) to more clearly provide the disclosures required by Items 10(e)(1)(i)(C) and 10(e)(1)(i)(D) of Regulation S-K. The disclosure set forth in Exhibit A attached hereto sets forth an example of this updated disclosure, with underlining to show the revisions made to the disclosure in our Form 8-K furnished November 3, 2022.

If you have any questions or require further clarification on any matters addressed, please contact Maryna Rubina, Director of SEC Reporting, at (714) 599-5024.

Very truly yours,

/s/ Ira Fils

Ira Fils

Chief Financial Officer

cc: Laurance Roberts, President and Chief Executive Officer

EXHIBIT A

Updated disclosure

See attached.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures ~~which include~~that are supplemental measures of the operating performance of our business and restaurants: System-wide sales, Restaurant contribution and restaurant contribution margin, EBITDA and adjusted EBITDA, and Adjusted net income. Our calculations of ~~supplemental measures and other~~these non-GAAP financial measures ~~indicated above~~ may not be comparable to those reported by other companies. These measures have limitations as analytical tools, and are not intended to be considered in isolation or as substitutes for, or superior to, financial measures prepared and presented in accordance with GAAP. We use non-GAAP financial measures for financial and operational decision-making and as a means to evaluate period-to-period comparisons and to evaluate our restaurants’ financial performance against our competitors’ performance. We believe that ~~they~~these measures provide useful information about our operating results, enhance understanding of past performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making. These non-GAAP financial measures may also assist investors in evaluating our business and performance relative to industry peers and provide greater transparency with respect to the Company’s financial condition and results of operation.

Additional information about these non-GAAP financial measures (System-wide sales, Restaurant contribution and restaurant contribution margin, EBITDA and adjusted EBITDA, and Adjusted net income) is provided under “Definitions of Non-GAAP and other Key Financial Measures” below. For a reconciliations of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, see “Unaudited Reconciliation of System-Wide Sales to Company-Operated Restaurant Revenue and Total Revenue,” “Unaudited Reconciliation of Net Income to EBITDA and Adjusted EBITDA,” “Unaudited Reconciliation of Net Income to Adjusted Net Income” and “Unaudited Reconciliation of Income from Operations to Restaurant Contribution” in the accompanying financial tables at the end of this press release.

Definitions of Non-GAAP and other Key Financial ~~Definitions~~Measures

System-wide sales are neither required by, nor presented in accordance with, GAAP. System-wide sales are the sum of company-operated restaurant revenue and sales from franchised restaurants. The Company’s total revenue in the consolidated statements of income is limited to company-operated restaurant revenue and franchise revenue from the Company’s franchisees. Accordingly, system-wide sales should not be considered in isolation or as a substitute for our results as reported under GAAP. Management believes that the presentation of system-wide sales ~~are an important figure for~~provides useful information to investors because ~~they are~~it is a measure that is widely used in the restaurant industry, including by our management, to evaluate brand scale and market penetration.

Comparable restaurant sales reflect the change in year-over-year sales for the comparable company, franchised and total system restaurant base. The comparable restaurant base is defined to include those restaurants open for 15 months or longer and excludes restaurants that were closed during the applicable period. At September 28, 2022, there were 184 restaurants in our comparable company-operated restaurant base and 466 restaurants in our comparable system restaurant base. Because other companies may calculate this measure differently than we do, comparable restaurant sales as presented herein may not be comparable to similarly titled measures reported by other companies. Management believes that comparable restaurant sales is a valuable metric for investors to evaluate the performance of our store base, excluding the impact of new stores and closed stores.

Restaurant contribution and restaurant contribution margin are neither required by, nor presented in accordance with, GAAP. Restaurant contribution is defined as company-operated restaurant revenue less company restaurant expenses, which includes food and paper costs, labor and related expenses, and occupancy and other operating expenses. Restaurant contribution therefore excludes franchise revenue, franchise advertising fee revenue and franchise expenses as well as certain other costs, such as general and administrative expenses, franchise expenses, depreciation and amortization, asset impairment and closed-store reserves, loss on disposal of assets and other costs that are considered corporate-level expenses and are not considered normal operating costs of our restaurants. Accordingly, restaurant contribution is not indicative of overall Company results and does not accrue directly to the benefit of shareholders because of the exclusion of certain corporate-level expenses. Restaurant contribution margin is defined as restaurant contribution as a percentage of net company-operated restaurant revenue. ~~See also “Non-GAAP Financial Measures.”~~Additionally, because other companies may calculate these measures differently than we do, restaurant contribution and restaurant contribution margin as presented herein may not be comparable to similarly titled measures reported by other companies. Management uses restaurant contribution and restaurant contribution margin as a supplemental measure of restaurant performance. Management believes restaurant level operating margin is useful to investors to highlight trends in our core business that may not otherwise be apparent to investors when relying solely on GAAP financial measures.

EBITDA and adjusted EBITDA are neither required by, nor presented in accordance with, GAAP. EBITDA represents net income before interest expense, provision for income taxes, depreciation, and amortization, and adjusted EBITDA represents EBITDA before items that we do not consider representative of our underlying operating performance, as identified in the ~~GAAP~~ reconciliation table included under “Unaudited Reconciliation of Net Income to EBITDA and Adjusted EBITDA” in the accompanying financial ~~data. See also “Non-GAAP Financial Measures.”~~tables at the end of this release. Because other companies may calculate these measures differently than we do, EBITDA and adjusted EBITDA as presented herein may not be comparable to similarly titled measures reported by other companies. Management uses EBITDA and adjusted EBITDA as supplemental measures of our operating performance. Management believes these measures provide useful information to investors about our operational performance by highlighting trends in our core business that may not otherwise be apparent to investors when relying solely on GAAP financial measures and enabling investors to more effectively compare the Company’s performance to prior and future periods.

~~Pro forma~~Adjusted net income is neither required by, nor presented in accordance with, GAAP. ~~Pro forma~~Adjusted net income represents net income adjusted for (i) costs (or gains) related to loss (or gains) on disposal of assets or assets held for sale and asset impairment and closed store costs reserves, (ii) amortization expense and other estimate adjustments (whether expense or income) incurred on the Tax Receivable Agreement (“TRA”) completed at the time of our IPO, (iii) legal costs associated with securities class action litigation, (iv) extraordinary legal settlement costs, (v) insurance proceeds received related to securities class action legal expenses and (vi) provision for income taxes at a normalized tax rate of 26.5% for the thirteen and thirty-nine weeks ended September 28, 2022 and September 29, 2021, which reflects our estimated long-term effective tax rate, including both federal and state income taxes (excluding the impact of the income tax receivable agreement and valuation allowance) and applied after giving effect to the foregoing adjustments. ~~See the GAAP reconciliation in the accompanying financial data and “Non-GAAP Financial Measures.”~~Because other companies may calculate these measures differently than we do, adjusted net income as presented herein may not be comparable to similarly titled measures reported by other companies. Management believes adjusted net income is an important supplement to GAAP measures that enhances the overall understanding of our operating performance and long-term profitability, and enables investors to more effectively compare the Company’s performance to prior and future periods.